SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.

6000 Central Highway

Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2013 and 2012

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Trustees

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 30, 2014

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2013	2012
ASSETS

Investments at fair value	$92,904,351	$75,396,163

Receivables
Notes receivable from participants	4,348,764	4,339,774

NET ASSETS AVAILABLE FOR BENEFITS	$97,253,115	$79,735,937

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Additions
Additions to net assets attributed to Investment income
Net appreciation in fair value of investments	$15,911,829
Interest and dividend income	1,588,651
Total gain on investments	17,500,480
Interest income on notes receivable from participants	203,875

Contributions
Employer	1,702,498
Participants	3,969,267
Participant rollover	274,545

Total contributions	5,946,310

Total additions	23,650,665

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(6,042,270)
Administrative expenses	(91,217)

Total deductions	(6,133,487)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	17,517,178

Net assets available for benefits
Beginning of year	79,735,937

End of year	$97,253,115

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN

The following description of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). MassMutual Financial Group purchased the Plan’s record-keeper on January 1, 2013 and the Plan adopted the Prototype Plan sponsored by MassMutual Financial Group on April 1, 2013 which had no significant differences from the prior record-keeper’s Prototype Plan adopted by the Plan.

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitation. For 2013, a participant’s tax-deferred contribution was limited to $17,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $5,500 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

●

A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2013, 60% of employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

●

On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company. There was no such contribution in 2013.

●	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2013.

3. Participant Accounts

     Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts, and (d) allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN – Continued

4. Vesting

Participants are 100% vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company’s match contribution is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5. Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participants account may be distributed to the participant or beneficiary by transfer to another qualified plan or through a lump sum distribution.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6. Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by Plan administrator. The interest rates range from 4.25% to 9.50%. Participants may request loans for a minimum of $1,000 up to 50% of their vested balance with a maximum to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant. Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

    7. Forfeited Accounts

Forfeitures are allocated to participants' accounts in proportion to each participant's percentage of the total discretionary matching contribution for the year. Unallocated forfeitures as of December 31, 2013 and 2012 were $80,757 and $34,591, respectively.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN – Continued

8.     Plan Administration

The plan incurred administrative expenses of $91,217, for the year ended December 31, 2013. The Plan sponsor has the option not the obligation to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers and employees of the Plan sponsor for which they receive no compensation from the Plan nor is the Plan charged for these services. Additionally, the Plan sponsor incurs and pays additional expenses which are not charged to the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

Investments are reported at fair value with an adjustment from fair value to contract value related to the Plan’s interest in the SAGIC, a diversified bond fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation in fair value of investments. See note B4 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Fair Value Measurements

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

●quoted prices for similar assets or liabilities in active markets;

●quoted prices for identical or similar assets or liabilities in inactive markets;

●inputs other than quoted prices that are observable for the asset or liability;

●inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Registered Investment Company Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). NAV is used as a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

Common/Collective Trust Fund: This investment is a public investment security valued at NAV. NAV is used as a practical expedient for fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. The common/collective trust fund with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common/collective trust fund is classified as a Level 2 investment.

Separate Account Guaranteed Interest Contract (SAGIC): These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in a Diversified Bond Separate Investment Account. The SAGIC fair value is measured based on the fair values of the underlying assets which primarily consist of publicly quoted corporate and municipal debt instruments. The SAGIC guarantees a fixed interest rate. The SAGIC is classified as a Level 2 investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2013	Level 1	Level 2	Level 3
Common stock fund	$18,620,765	$18,620,765	$-	$-
Fixed Income	$3,142,579	$3,142,579
Balanced	$16,154,551	$16,154,551
Growth	$26,058,763	$26,058,763
Aggressive Growth	$18,920,331	$18,920,331
Income	$1,454,194	$1,454,194
Other	$4,200,598	$4,200,598
Total Mutual Funds	$69,931,016	$69,931,016	$-	$-
SAGIC	$4,352,570	$-	$4,352,570	$-
Total investments measured at fair value	$92,904,351	$88,551,781	$4,352,570

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2012	Level 1	Level 2	Level 3
Common stock fund	$14,065,266	$14,065,266	$-	$-
Fixed Income	$2,831,672	$2,831,672
Balanced	$14,368,023	$14,368,023
Growth	$18,478,507	$18,478,507
Aggressive Growth	$16,553,389	$16,553,389
Income	$1,940,754	$1,940,754
Other	$2,967,945	$2,967,945
Total Mutual Funds	$57,140,290	$57,140,290	$-	$-
Common/Collective trust fund	$4,190,607	$-	$4,190,607	$-
Total investments measured at fair value	$75,396,163	$71,205,556	$4,190,607

The availability of observable market data is monitored to assess the appropriate classification of     financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the year ended December 31, 2013, there were no transfers in or out of levels 1, 2 or 3.

6. Payment of Benefits

   Benefits are recorded when paid.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

8. Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. There are other costs associated with the Plan that are paid by the Company.

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2013 and 2012 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2013	2012
J&J SNACK FOODS CORP COMPANY STOCK	$18,620,765	$14,065,266
T.ROWE PRICE GROWTH STOCK-ADV	0	5,255,091
SEL GR OPPRTNTS FD (SANDS/DELAWARE)	8,805,691	0
MFS MODERATE ALLOCATION FUND	9,515,741	8,492,370
MFS GROWTH ALLOCATION FUND	7,723,486	6,501,056
MFS AGG GROWTH ALLOCATION FUND	18,920,331	16,553,389
MFS CONSERVATIVE ALLOCATION FUND	5,230,881	4,510,429
FIXED FUND INSTITUTIONAL	0	4,190,607
OTHER	24,087,456	15,827,955
TOTAL	$92,904,351	$75,396,163

During 2013, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $15,911,829 as follows:

Mutual funds	$10,633,513
Common stock	5,278,316

$15,911,829

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE D - INVESTMENTS IN COMMON/COLLECTIVE TRUST

The Plan is applying the practical expedient as of December 31, 2012 to its investment in the Common/Collective Trust (“CCT”). The CCT’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Participants’ ownership of the CCT is represented as units. Units are issued and redeemed daily at the CCT’s constant NAV of $1 per unit. The CCT allows for daily liquidity with no additional days’ notice required for redemption. It is the policy of the CCT to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the CCT will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the CCT at contract value. Contract value represents contributions made to the CCT, plus earnings, less participant withdrawals and administrative expenses. The CCT imposes certain restrictions on the Plan, and the CCT itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes the occurrence of events that would cause the CCT to transact at less than contract value is not probable.

The CCT invests in assets (typically fixed income securities or bond funds, and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrap” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. The CCT is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. The CCT is presented in the statements of net assets available for benefits at contract value as the fair value adjustment is not material.

The contract value of the investment as of December 31, 2012 was $4,190,607. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rate is reviewed on a quarterly basis. The crediting interest rate was 1.05% at December 31, 2012. The average yield credited to participants was .83% during the year ended December 31, 2012. The average yield credited to participants for the period January 1, 2013 to March 28, 2013 was .21%. The investment was transferred to the SAGIC on March 28, 2013.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE E – SEPARATE ACCOUNT GUARANTEED INTEREST CONTRACT

The Plan has entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract was $4,352,570 at December 31, 2013. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with investment agreement. The crediting interest rate and the average yield credited to participants for the period of March 29, 2013 to December 31, 2013 was 1.79%.

NOTE F - RELATED PARTY TRANSACTIONS

At December 31, 2013 and 2012, investments include 205,440 and 216,102 shares of the Corporation's unitized stock fund valued at $18,620,765 and $14,065,266, respectively.

Certain Plan investments are shares of mutual funds managed by the Plan’s record-keeper. The Plan also permits notes receivable from participants.

Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE G – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by MassMutual Financial Group and adopted by the Company (Note I). The Prototype Plan obtained its latest opinion letter on May 8, 2009, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by the Department of Labor and the Internal Revenue Service.

NOTE H - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company on April 1, 2008.Reliance acts as a directed or nondiscretionary trustee to plans in accordance with the terms of the individual trust agreement. As a “directed trustee” Reliance is subject to the “direction” of the plan fiduciary with respect to the management of the trust’s assets. Reliance relies on the recordkeeping services MassMutual provides to the plan for purposes of maintaining participant and plan level records of the trust’s assets and delegates custody services to State Street (custodian of the Plan’s assets.)

NOTE I - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

 DECEMBER 31,2013

	Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
	Three Digit Plan Number:	001
	Employer Identification#	22-1935537
	Plan Sponsor's Name:	J&J SNACK FOODS CORP

(a)	(b) Identity of Issue, Borrower, Lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	MFS GOVERNMENT SECURITIES FUND	Registered Investment Company Mutual Fund	**	3,142,579
	MFS CONSERVATIVE ALLOCATION FUND	Registered Investment Company Mutual Fund	**	5,230,881
	MFS MODERATE ALLOCATION FUND	Registered Investment Company Mutual Fund	**	9,515,741
	MFS GROWTH ALLOCATION FUND	Registered Investment Company Mutual Fund	**	7,723,486
	MFS AGG GROWTH ALLOCATION FUND	Registered Investment Company Mutual Fund	**	18,920,331
*	SEL GR OPPRTNTS FD (SANDS/DELAWARE)	Registered Investment Company Mutual Fund	**	8,805,691
	OPPENHEIMER GLOBAL FUND	Registered Investment Company Mutual Fund	**	4,200,598
	FRANKLIN RISING DIVIDENDS FUND	Registered Investment Company Mutual Fund	**	4,488,243
	PIMCO DIVERSIFIED INC FUND	Registered Investment Company Mutual Fund	**	1,454,194
	JP MORGAN INTREPID VALUE FUND	Registered Investment Company Mutual Fund	**	2,478,509
	INVESCO AMERICAN VALUE FUND	Registered Investment Company Mutual Fund	**	502,268
	JP MORGAN SMALL CAP EQUITY FUND	Registered Investment Company Mutual Fund	**	2,060,566
	BLACKROCK GLOBAL ALLOCATION FUND	Registered Investment Company Mutual Fund	**	1,407,929
*	SAGIC DIVERSIFIED BOND (SAGIC DIVERSIFIED BOND)	Diversified Bond Fund	**	4,352,570
*	J&J SNACK FOODS CORP COMPANY STOCK (J&J SNACK FOODS CORP COMPANY STOCK)	Employer Securities	**	18,620,765

	Total Funds			92,904,351

*	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% to 9.50%		4,348,764

				97,253,115

* Party-in-interest

** Cost omitted; all investments are participant-directed

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*     Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Date: June 30, 2014	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator